Exhibit 99.3

Dear Shareholders,

This letter supplements the Notice of Special Meeting of Shareholders and Management Information Circular dated May 7, 2021 mailed by Antibe Holdings Inc. to include certain other disclosures relevant to shareholders from a U.S. federal securities laws compliance perspective. Such disclosures include:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the United States securities laws. it may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as privately negotiated purchases.

If you have any questions or comments regarding this letter or its contents, please direct them to:

Antibe Holdings Inc.

Dan Legault

Chief Executive Officer and Director

(416) 473-4095

dan.legault@antibethera.com

Sincerely,

/s/ Dan Legault

Dan Legault

Chief Executive Officer and Director

ANTIBE HOLDINGS INC.

c/o 15 Prince Arthur Avenue

Toronto, ON M5R 1B2

CANADA